RECEIVED

2007 JUL 10 P 3:23

OFFICE OF INTER... CORPORATE F...

07025096

SUPPL

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Catlin Group Limited

Cumberland House, 6th Floor
1 Victoria Street
Hamilton HM 11
Bermuda

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Tel (441) 296-0060
Fax (441) 296-6016

www.catlin.com

4 July 2007

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

[illegible]	Date
REG-Catlin Group Limited Block Listing -Incentive Plan	02/07/2007
REG-Catlin Group Limited Block Listing - Warrants	02/07/2007
REG-Catlin Group Limited Total Voting Rights	02/07/2007
REG-Catlin Group Limited Director/PDMR Shareholding	28/06/2007
REG-Catlin Group Limited Director/PDMR Shareholding	27/06/2007

Yours faithfully,

Pramila Bharj
Encs.

PROCESSED

JUL 13 2007

THOMSON
FINANCIAL

dlw 7/11

RECEIVED
2007 JUL 10 P 3:03

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 28/06/2007

RNS Number:2507Z
Catlin Group Limited
28 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 tc 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

   NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

   MICHAEL HEPHER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   n/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest

   MICHAEL HEPHER

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   COMMON SHARES, PAR VALUE $0.01

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   MAPLE LEAF FAMILY SETTLEMENT

8. State the nature of the transaction

   PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

   20,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

   0.007%

11. Number of shares, debentures or financial instruments relating to shares disposed

   NONE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

   NONE

13. Price per share or value of transaction

   463.5 PENCE PER SHARE

14. Date and place of transaction

   27 JUNE 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

   59,815 - 0.02%

16. Date issuer informed of transaction

   27 JUNE 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

   n/a

18. Period during which or date on which it can be exercised

   n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

NONE

24. Name of contact and telephone number for queries

NICOLA GRAHAM 020 7743 0486

Name and signature of duly authorised officer of issuer responsible for making notification

NICOLA GRAHAM

Date of notification
27 JUNE 2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBLGDLIBDGGRI

RECEIVED
2007 JUL 10 P 3:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 27/06/2007

RNS Number:1426Z
Catlin Group Limited
27 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9,11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

   NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

   PREBEN PREBENSEN, PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   n/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest

   PREBEN PREBENSEN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   COMMON SHARES, PAR VALUE $0.01

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PREBEN PREBENSEN

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.004%

11. Number of shares, debentures or financial instruments relating to shares disposed

NONE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NONE

13. Price per share or value of transaction

463.75 PENCE PER SHARE

14. Date and place of transaction

27 JUNE 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

199,425 - 0.08%

16. Date issuer informed of transaction

27 JUNE 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

NONE

24. Name of contact and telephone number for queries

NICOLA GRAHAM 020 7743 0486

Name and signature of duly authorised officer of issuer responsible for making notification

NICOLA GRAHAM

Date of notification
27 JUNE 2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBSGDLRSDGGRR

RECEIVED
2007 JUL 10 P 3:~3
ICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Catlin Group Limited Total Voting Rights
Released: 02/07/2007

RNS Number:4324Z
Catlin Group Limited
02 July 2007

Catlin Group Limited (the "Company")
Total Voting Rights

In conformity with the FSA's Disclosure and Transparency Rules ("Rules"), we notify the market of the following:

The Company's share capital is now 252,950,106 common shares of $0.01 each in the capital of the Company ("Common Shares") with voting rights following the issue of 6,600 Common Shares pursuant to the exercise of share options under the Company's Long Term Incentive Plan. The Company holds no shares in Treasury. Therefore the total number of voting rights in the Company is 252,950,106.

The above total voting rights figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interests in, or a change to their interest in the Company under the Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVREAFXAEEAXEFE

REG-Catlin Group Limited Block Listing - Warrants
Released: 02/07/2007

RNS Number:4470Z
Catlin Group Limited
02 July 2007

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Name of applicant:	CATLIN GROUP LIMITED
Name of scheme:	WARRANTS TO SUBSCRIBE FOR COMMON SHARES OF $0.01 EACH IN CATLIN GROUP LIMITED
Period of return:	From: 01.01.2007 To: 30.06.2007
Balance under scheme from previous return:	3,296,614
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/A
Number of securities issued/ allotted under scheme during period:	2,852,965
Balance under scheme not yet issued/allotted at end of period	443,649
Number and class of securities originally listed and the date of admission	5,000,000 Common Shares of $0.01 each ADMISSION ON 06.05.2005
Total number of securities in issue at the end of the period	252,950,106
Name of contact:	William Spurgin/Robina Malik
Address of contact:	3 Minster Court, Mincing Lane, London, EC3R 7DD
Telephone number of contact:	0207 626 0486
SIGNED BY	Nicola Graham, Assistant Company Secretary

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

CATLIN GROUP LIMITED________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END

BLRILFLFDAIFIID

REG-Catlin Group Limited Block Listing -Incentive Plan
Released: 02/07/2007

RNS Number:4473Z
Catlin Group Limited
02 July 2007

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Name of applicant:	CATLIN GROUP LIMITED
Name of scheme:	THE CATLIN GROUP LONG TERM INCENTIVE PLAN
Period of return:	From: 01.01.2007 To: 30.06.2007
Balance under scheme from previous return:	2,634,144
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	NIL
Number of securities issued/allotted under scheme during period:	134,223
Balance under scheme not yet issued/allotted at end of period:	2,499,921
Number and class of securities originally listed and the date of admission	3,022,557 Common Shares of $0.01 each ADMISSION ON 30.06.2004
Total number of securities in issue at the end of the period:	252,950,106
Name of contact:	William Spurgin/Robina Malik
Address of contact:	3 Minster Court, Mincing Lane, London, EC3R 7DD
Telephone number of contact:	0207 626 0486
SIGNED BY:	Nicola Graham Assistant Company Secretary

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

CATLIN GROUP LIMITED____________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END

BLREAAXAEADXEFE

END